UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Teucrium ETF Solutions Series Trust

Address of Principal Business Office:

Three Main Street, Suite 215

Burlington, Vermont 05401

Telephone Number (including area code): (802) 540-0019

Name and Address of Agent for Service of Process:

The Corporation Trust Company

1209 Orange Street

Corporation Trust Center

Wilmington, DE 19801

With Copies to:

Eric Simanek, Esq.

Eversheds Sutherland (US) LLP

700 6th St NW

Washington, DC 20001-3980

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N‑8A:      Yes ☒    No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Burlington in the State of Vermont on the 13th of July, 2026.

Teucrium ETF Solutions Series Trust

		By:	/s/ Cory Mullen-Rusin
Cory Mullen-Rusin
Sole Trustee

Attest:	/s/ Springer Harris
Springer Harris Witness